FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December_______________________________________	2007_____________
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F _______________	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS	5

DOCUMENT 1

December 20, 2007
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, ON– Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended December 1, 2007 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the third quarter of fiscal 2008 was $1.67 billion, up 22% from $1.37 billion in the previous quarter and up 100% from $835.1 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 80% for devices, 14% for service, 4% for software and 2% for other revenue.  Approximately 1.65 million BlackBerry® subscriber accounts were added in the quarter and over 3.9 million devices were shipped.  The total BlackBerry subscriber account base at the end of the third quarter was approximately 12 million.

"RIM’s performance in the third quarter was solid with strong adoption of BlackBerry products and services continuing across multiple market sectors, including enterprise, small and medium business and consumer market segments," said Jim Balsillie, Co-CEO at Research In Motion. "RIM and its partners continue to execute our business plans effectively. We are pleased to see continuing growth amongst business and government users with the BlackBerry platform being deployed for a widening range of applications and we are also pleased with the excellent consumer sales results achieved so far in the holiday buying season."

Net Income for the quarter was $370.5 million, or $0.65 per share diluted, compared with net income of $287.7 million, or $0.50 per share diluted, in the prior quarter and net income of $175.2 million, or $0.31 per share diluted, in the same quarter last year.  The net income for the quarter includes a tax recovery of approximately $10.7 million resulting from the resolution of a tax matter relating to RIM’s Investment Tax Credits (ITCs).

Revenue for the fourth quarter of fiscal 2008 ending March 1, 2008 is expected to be in the range of $1.80-$1.87 billion.  Net subscriber account additions in the fourth quarter are expected to be approximately 1.82 million.  Earnings per share for the fourth quarter are expected to be in the range of $0.66-$0.70 per share diluted.

The total of cash and cash equivalents, short-term investments and investments was $2.13 billion as at December 1, 2007, compared to $1.73 billion at the end of the previous quarter, an increase of $405 million over the prior quarter.  Uses of cash in the quarter included capital expenditures of approximately $97 million.

The company will hold a conference call and webcast today, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight January 10, 2008.  A replay of the Q3 conference call can also be accessed after 7 pm (eastern), December 20, 2007 until midnight (eastern), January 10, 2008 by dialing 416-640-1917 and entering passcode 21221692#.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Courtney Flaherty Brodeur for RIM (212) 515-1971 cflaherty@brodeur.com	Investor Contact: RIM Investor Relations (519) 888 - 7465 investor_relations@rim.com

###
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the fourth quarter of fiscal 2008 and anticipated growth in subscribers.  The terms and phrases, “belief”, “will”, “continue”, “expected”, “forecast”, “plans” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; restrictions on import and/or use of RIM’s products in certain countries due to encryption of the products; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	December 1, 2007	September 1, 2007	December 2, 2006

Revenue	$1,672,529	$1,372,250	$835,053
Cost of sales	824,657	667,833	382,422
Gross margin	847,872	704,417	452,631

Gross Margin %	50.7%	51.3%	54.2%

Expenses
Research and development	92,150	88,171	61,184
Selling, marketing and administration	238,175	197,943	146,569
Amortization	27,653	25,350	20,334
	357,978	311,464	228,087

Income from operations	489,894	392,953	224,544

Investment income	23,816	18,984	12,666
Income before income taxes	513,710	411,937	237,210

Provision for income taxes
Current	141,457	137,643	50,456
Deferred	1,792	(13,391)	11,562
	143,249	124,252	62,018
Net Income	$370,461	$287,685	$175,192

Earnings per share
Basic	$0.66	$0.51	$0.32
Diluted	$0.65	$0.50	$0.31

Weighted average number of common shares outstanding (000's)
Basic	560,400	558,991	552,963
Diluted	573,700	572,165	569,463

Total common shares outstanding (000's)	561,003	559,820	556,803

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	December 1, 2007	March 3, 2007

Assets
Current
Cash and cash equivalents	$1,189,995	$677,144
Short-term investments	407,173	310,082
Trade receivables	1,037,326	572,637
Other receivables	78,262	40,174
Inventory	339,999	255,907
Other current assets	127,780	41,697
Deferred income tax asset	66,832	21,624
	3,247,367	1,919,265

	-
Investments	536,127	425,652
Capital assets	634,027	487,579
Intangible assets	173,370	138,182
Goodwill	114,455	109,932
Deferred income tax asset	4,499	8,339
	$4,709,845	$3,088,949

Liabilities
Current
Accounts payable	$229,649	$130,270
Accrued liabilities	545,196	287,629
Income taxes payable	323,672	99,958
Deferred revenue	36,038	28,447
Current portion of long-term debt	336	271
	1,134,891	546,575

Long-term debt	7,209	6,342
Deferred income tax liability	48,729	52,532
Income taxes payable	30,285	-
	1,221,114	605,449

Shareholders’ Equity
Capital stock	2,150,770	2,099,696
Retained earnings	1,240,593	359,227
Paid-in capital	72,854	36,093
Accumulated other comprehensive income (loss)	24,514	(11,516)
	3,488,731	2,483,500
	$4,709,845	$3,088,949

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the three	For the nine
	months ended	months ended
	December 1, 2007	December 1, 2007

Cash flows from operating activities
Net income	$370,461	$881,366

Items not requiring an outlay of cash:
Amortization	47,861	126,854
Deferred income taxes	1,564	(60,587)
Income taxes payable	1,677	30,285
Stock-based compensation	9,100	23,400
Other	10,122	11,111
Net changes in working capital items	79,784	(41,745)
Net cash provided by operating activities	520,569	970,684
Cash flows from financing activities
Issuance of share capital	23,268	46,451
Other paid-in capital	3,353	9,626
Excess tax benefits from stock-based compensation	3,885	8,358
Repayment of long-term debt	(81)	(221)
Net cash provided by financing activities	30,425	64,214

Cash flows from investing activities
Acquisition of investments	(177,320)	(359,818)
Proceeds on sale or maturity of investments	18,102	101,197
Acquisition of capital assets	(96,522)	(242,270)
Acquisition of intangible assets	(41,027)	(64,484)
Business acquisitions	(3,000)	(6,200)
Acquisition of short-term investments	(426,475)	(1,049,961)
Proceeds on sale and maturity of short-term investments	527,038	1,109,187
Net cash used in investing activities	(199,204)	(512,349)

Effect of foreign exchange loss on cash and cash equivalents	(9,698)	(9,698)
Net increase in cash and cash equivalents
for the period	342,092	512,851
Cash and cash equivalents, beginning of period	847,903	677,144
Cash and cash equivalents, end of period	$1,189,995	$1,189,995

As at	December 1, 2007	September 1, 2007

Cash and cash equivalents	$1,189,995	$847,903
Short-term investments	407,173	493,941
Investments	536,127	386,489
	$2,133,295	$1,728,333

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 20, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations